MAIL STOP 3561

January 13, 2006

J. Patrick Michaels, Jr., Chairman
CEA Acquisition Corporation
101 East Kennedy Boulevard, Ste. 3300
Tampa, Florida 33602

      Re:	CEA Acquisition Corporation
   Amendment No. 2 to Registration Statement on
   Form S-4
   Filed January 9, 2006
   File No. 333-129314

Dear Mr. Michaels,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Questions and Answers about the Proposal, page 8

1. We note your response to prior comment two of our letter dated December 28, 2005 and the additional disclosure that either etrials or CEA has the "option" to terminate the merger. The additional disclosure does not appear consistent with the terms of the merger agreement. The terms on pages A-48 and A-49 discuss the five percent appraisal limit as a condition upon which the merger is subject to.
Please revise your disclosure accordingly or advise.

Merger Consideration, page 70

2. We note your response to prior comment eight. It is not clear how the exercise of existing warrants and options would benefit all current etrials` shareholders to the extent that an inducement would be necessary to affect such exercises. Please revise to discuss the purpose for providing an inducement to the current warrant and option holders at the expense of etrials` shareholders who do not own any similar securities.

Also, please revise to disclose the ratio on which etrials` shares would be exchanged for CEA`s shares assuming no exercise of any warrants or options so that the minority shareholders of etrials can better understand the merger consideration they will receive.

Expected Effects of Merger on Business of etrials, page 105

3. We note your response to prior comment 11. We also note that before etrials was introduced to EarlyBird Capital, it was already contemplating a merger with a special purpose acquisition company in order to obtain additional funds. It would appear that etrials was aware of its plan to acquire additional capital. Also, considering the investors of CEA will be making an investment decision in deciding whether or not to vote for the transaction, the disclosure of etrials intended use of the trust proceeds should be discussed in detail. If possible, please revise to provide similar detail to that which would be required by Item 504 of Regulation S-K.

The etrials Business, page 106

4. We note your response to prior comment 14. We also note the additional disclosure that as part of the license agreement with MiniDoc you agreed to assume the liability related to "past infringement of a later technology." The response letter indicates that property rights you acquired "do not directly relate" to the patent infringement suit. As such, please revise to clarify which technology is used to base the royalty payments to PHT.

5. The disclosure on page 151 states that prior to executing the license agreement that etrials used the MiniDoc Diary Software pursuant to oral agreements. We note that you have not received any revenue from sales of the diaries in 2005. Please revise to clarify if the agreement entered into in August 2005 relates to the same software as those which were subject to the oral agreements. If so, please revise to explain the purpose of entering into the agreement and assuming the liability relating to the PHT technology if you no longer sell the technology related to the diaries. If any current officers, directors, or signing shareholders have an interest in MiniDoc, please revise to highlight such interest. Also, disclose any other material terms of the license agreement. For instance, the duration of the agreement and the royalty structure would appear to be material terms that are not disclosed.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	David Miller
	Fax #  212-818-8881
J. Patrick Michaels, Jr., Chairman
CEA Acquisition Corporation
January 13, 2006
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